Exhibit 21.1

Namib Minerals

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation
Red Rock Acquisition Corporation	Delaware

Red Gold Minerals Inc.	Florida

Greenstone Corporation	Cayman Islands

Bulawayo Mining Company Limited	England and Wales

Bulawayo Mining Company (UK) Limited	England and Wales

Gold Fields of Mazowe (UK) Limited	England and Wales

KD Mining Company (UK) Limited	England and Wales

Bulawayo Mining Company (Private) Limited	Zimbabwe

Mazowe Mining Company (Private) Limited	Zimbabwe

Redwing Mining Company (Private) Limited	Zimbabwe